Filed by Level 3 Communications, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: tw telecom inc.

June 16, 2014 Level 3 to Acquire tw telecom

2 Agenda Transaction Summary and Strategic Rationale Jeff Storey, CEO, Level 3 Combined Company Capabilities Larissa Herda, CEO, tw telecom Financial Overview Sunit Patel, CFO, Level 3 Q&A

3 Jeff Storey CEO, Level 3

4 Transaction Summary Transaction Structure Tax-free reorganization, stock-and-cash transaction 24% cash, 76% stock Consideration $10 cash and 0.7 shares of Level 3 common stock for each share of tw telecom’s common stock $40.86 per share purchase price of tw telecom equity(1) Pro Forma Ownership 71% Level 3 stockholders 29% tw telecom stockholders Transaction Value and Multiples $7.3 billion, including $1.6 billion of tw telecom net debt 12.8x 2014E tw telecom EBITDA(2); 9.5x including estimated run-rate synergies 1- Based on market close as of June 13, 2014 2-Transaction Multiple reflects Wall Street consensus FY14 EBITDA estimate for tw telecom of $573 million

5 Estimated Synergies NPV of expected synergies of $2.2 billion $240 million of expected total run-rate synergies $200 million of expected annualized Adjusted EBITDA synergies $40 million of expected annualized capital expenditure synergies $170 million expected integration costs Financing Level 3 has $3 billion of committed financing Closing Conditions and Timing Regulatory and other approvals; customary closing conditions A vote of the stockholders of each company Expected to close in the fourth quarter Board and Management Team Chairman CEO CFO Jim Ellis Jeff Storey Sunit Patel Combined Company Key Financials LTM Revenue(1): $7.9 billion LTM Adjusted EBITDA(1): $2.2 billion and $2.4 billion including expected synergies 1- Combined balances represent pro forma results of Level 3 and tw telecom as of Last 12 Months Ended March 31, 2014 Transaction Summary

6 Strategic Rationale Creates a focused, nimble enterprise competitor Deepens focus on delivering a superior customer experience Provides greater coverage of the addressable market Highly Complementary Capabilities Strong Business Model Alignment Substantial Investor Value Combines highly complementary network footprint Increases breadth and scale of metro networks Broadens product and service portfolio Increases scale to better position the company in a consolidating industry Expands margin profile Improves ability to generate Free Cash Flow

7 Leverage proven integration capabilities from prior acquisitions to ensure smooth transition Joint integration team to develop and execute a detailed plan Integration plan is designed to: Focus on delivering industry leading customer experience Simplify operating environment for customers and employees Synergy plan to be milestone based Integration Plan

8 Larissa Herda CEO, tw telecom

9 A Powerful Transaction that Leverages tw telecom’s dense local markets with Level 3’s powerful global reach Provides scalable operating platform for future enterprise growth and Level 3’s extensive IP assets, International Data Centers and hosting capabilities Simplifies enterprises networking needs with a powerful product portfolio of both companies that complement one another, and Combines the passion for a strong customer experience and exceptional talent in both organizations ...Great news for customers of each company; A combination that allows the combined organization to better compete Benefits to Customers

10 Sunit Patel CFO, Level 3

11 Combined Company Overview (1) Combined balances represent pro forma results of Level 3 and tw telecom as of Last 12 Months Ended March 31, 2014 (2) Pro Forma w/Synergies reflects $200 million of expected annual Adjusted EBITDA synergies and $40 million of expected annual capital expenditure synergies. (3) See schedule of non-GAAP metrics for definition and reconciliation to GAAP measures Combined company enterprise value of $25 billion $ in millions Revenue $6,345 $1,591 $7,936 Adj EBITDA(3) $1,696 $553 $2,249 $2,449 Cash Balance $607 $355 $962 Capital Expenditures $754 $387 $1,141 Net Debt/Adj EBITDA(3) 4.6x 4.5x Last 12 Months Ended March 31, 2014 Level 3 Stand Alone tw telecom Stand Alone Combined(1) Post Synergies(2)

12 10% 12% 78% LatAm EMEA NA 70% 30% Enterprise Wholesale Combined Company Revenue (1) Based on first quarter 2014 CNS results; assumes all tw telecom Voice and ICC is Enterprise and all tw telecom revenue is North America Pro Forma Customer Mix (1) Pro Forma Percentage of Total CNS Revenue by Region (1) Enterprise CNS Revenue Increases to 70% of Total CNS Revenue North America Represents 78% of Total CNS Enterprise Revenue

13 Synergies Create Value $240 million expected total run-rate synergies $200 million of expected annualized run-rate Adjusted EBITDA savings Expect to achieve 70% of annualized Adjusted EBITDA savings within 18 months of closing $40 million of expected capital expenditure synergies Expect integration costs of $170 million with: 60% from operating expenses 40% from capital expenditures Expect to incur the majority of integration expenses by the end of 2015. NPV of Expected Synergies of $2.2 billion Annualized Adjusted EBITDA Savings 55% 45% NetEx OpEx

14 Combined Debt Maturity Schedule Note: excludes Capital Leases and other debt Level 3 has received commitments for $3 billion in financing to complete this transaction Transaction is deleveraging; Pro forma Net debt to Adjusted EBITDA of 4.5x after synergies Firmly committed to the lower end of our target leverage ratio of 3x-5x (1) (1) 2015 maturity is 7% Convertible Senior Notes that convert at a conversion price of $27 per share $475 $300 $3,420 $3,471 $640 $2,000 $1,000 2014 2015 2016 2017 2018 2019 2020 2021 2022+ LVLT twtc

15 Combination Improves Level 3’s Financial Position Expected to be accretive to Free Cash Flow per share after the first year following transaction close Creates stockholder value through anticipated synergies De-leveraging transaction Enhances company’s long term Free Cash growth profile Increased breadth and scale, creates a more powerful competitor

16 Q&A

17 Important Information For Investors And Stockholders This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed business combination of Level 3 and tw telecom will be submitted to the stockholders of Level 3 and the stockholders of tw telecom for their consideration. Level 3 will file a registration statement on Form S-4, and Level 3 and tw telecom will file a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the Securities and Exchange Commission (the “SEC”). Level 3 and tw telecom will each provide the final joint proxy statement/prospectus to its respective stockholders. Investors and security holders are urged to read the registration statement and the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information about Level 3, tw telecom and the proposed transaction. Investors and security holders will be able to obtain a free copy of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about Level 3 and tw telecom free of charge at the SEC’s website at http://www.sec.gov. In addition, the proxy statement/prospectus, the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus and the other documents filed with the SEC by Level 3 may be obtained free of charge by directing such request to: Investor Relations, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021 or from Level 3’s Investor Relations page on its corporate website at www.level3.com and the joint proxy statement/prospectus, the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus and the other documents filed with the SEC by tw telecom may be obtained free of charge by directing such request to: tw telecom by telephone at 303-542-6894 or by submitting a request by e-mail to IR@twtelecom.com or a written request to Investor Relations, tw telecom, 10475 Park Meadows Parkway, Littleton, Colorado 80124 or from tw telecom’s Investor Relations page on its corporate website at www.twtelecom.com. Level 3, tw telecom and their respective directors, executive officers, and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed transactions from the stockholders of Level 3 and from the stockholders of tw telecom, respectively. Information about the directors and Stockholders, which was filed with the SEC on April 11, 2014 and information about the directors and executive officers of tw telecom is set forth in the proxy statement for tw telecom’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2014. Additional information regarding participants in the proxy solicitation may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

18 Cautionary Notice Regarding Forward-Looking Statements This document, including the documents incorporated herein by reference, contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, as amended. These forwardlooking statements include, but are not limited to, (i) statements about the benefits of the acquisition of tw telecom by Level 3, including financial and operating results and synergy benefits that may be realized from the acquisition and the timeframe for Realizing those benefits; (ii) Level 3’s and tw telecom’s plans, objectives, expectations and intentions; (ii) other statements contained in this communication that are not historical facts; and (iv) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks, “estimates,” :goal,” “strategy,” “future,” “likely,” “may,” “should,” “could,” “will,” tw . and words of similar meaning or similar references to future periods. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, forward-looking statements are based only on current beliefs, assumptions, and expectations regarding the future of our business, including the effects of the proposed acquisition of tw telecom by Level 3, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are inherently subject to significant business, economic and competitive uncertainties, risks, and contingencies, which may include third-party approvals, many of which are beyond our control and are difficult to predict. Therefore, readers of this communication are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. The following factors, among others, could cause our actual results and financial condition to differ materially from those expressed or implied in the forward-looking statements: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger among Level 3, tw telecom, Saturn Merger Sub 1and Satum Merger Sub 2 (the “Merger Agreement”); (2) the inability to complete the transactions contemplated by the Merger Agreement due to the failure to obtain the required stockholder approvals; (3) the inability to satisfy the other conditions specified in the Merger Agreement, including without limitation the receipt of necessary governmental or regulatory approvals required to complete the transactions contemplated by the Merger Agreement; (4) the inability to successfully integrate our business with tw Telecom’s business or to integrate the businesses within the anticipated timeframe; (5) the risk that the proposed transactions ns disrupt current plans and operations, increase operating costs and the potential difficulties in customer loss and employee retention as a result of the announcement and consummation of such transactions; (6) the ability to recognize the anticipated benefits of the combination of Level 3 and tw telecom, including the realization of revenue and cost synergy benefits and to recognize such benefits within the anticipated timeframe; (7) the outcome of any legal proceedings that may be instituted against Level 3, tw telecom or others following announcement of the Merger Agreement and transactions contemplated therein; and (8) the possibility that Level 3 or tw telecom may be adversely affected by other economic, business, and/or competitive factors.

19 Cautionary Notice Regarding Forward-Looking Statements Other important factors that may affect our business or the combined business’ results of operations and financial condition include, but are not limited to: a discontinuation of the development and expansion of the Internet as a communications medium and marketplace for the distribution and consumption of data and video; continued uncertainty in the global financial markets and the global economy; disruptions in the financial markets that could affect our ability to obtain additional financing; and our ability to: increase revenue from the services we offer; successfully use new technology and information systems to support new and existing services; prevent process and system failures that significantly disrupt the availability and quality of the services that we provide; prevent our security measures from being breached, or our services from being degraded as a result of security breaches; develop new services that meet customer demands and generate acceptable margins; effectively manage expansions to our operations; provide services that do not infringe the intellectual property and proprietary rights of others; attract and retain qualified management and other personnel; and meet all of the terms and conditions of debt obligations. Discussions of additional factors, risks, and uncertainties can be found within Level 3’s and tw telecom’s respective filings with the Securities and Exchange Commission. Statements in this communication should be evaluated in light of these important factors, risks, and uncertainties. Any forward-looking statement made in this communication is based only on information currently available and speaks only as of the date on which it is made. Except for the ongoing obligation to disclose material information under the federal securities laws, neither Level 3 nor tw telecom undertake any obligation to, and each expressly disclaim any such obligation to, update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time to reflect new information, circumstances, events or otherwise that occur after the date such forward-looking statement is made unless required by law.

20 Non-GAAP Reconciliation

21 Schedule to Reconcile to Non-GAAP Financial Metrics Pursuant to Regulation G, the company is hereby providing a reconciliation of non-GAAP financial metrics to the most directly comparable GAAP measure. The following describes and reconciles those financial measures as reported under accounting principles generally accepted in the United States (GAAP) with those financial measures as adjusted by the items detailed below and presented in the accompanying news release. These calculations are not prepared in accordance with GAAP and should not be viewed as alternatives to GAAP. In keeping with its historical financial reporting practices, the company believes that the supplemental presentation of these calculations provides meaningful non-GAAP financial measures to help investors understand and compare business trends among different reporting periods on a consistent basis, independent of regularly reported non-cash charges and infrequent or unusual events. Management believes that Adjusted EBITDA and Adjusted EBITDA plus Estimated Synergies are relevant and useful metrics to provide to investors, as they are an important part of the company’s internal reporting and are key measures used by Management to evaluate profitability and operating performance of the company and to make resource allocation decisions. Management believes that such measures are especially important in a capital-intensive industry such as telecommunications. Management also uses Adjusted EBITDA and Adjusted EBITDA plus Estimated Synergies to compare the company’s performance to that of its competitors and to eliminate certain non-cash and non-operating items in order to consistently measure from period to period its ability to fund capital expenditures, fund growth, service debt and determine bonuses. Adjusted EBITDA excludes non-cash impairment charges and non-cash stock compensation expense because of the non-cash nature of these items. Adjusted EBITDA also excludes interest Income, interest expense and income taxes because these items are associated with the company’s capitalization and tax structures. Adjusted EBITDA also excludes depreciation and amortization expense because these non-cash expenses reflect the impact of capital investments which management believes should be evaluated through free cash flow. Adjusted EBITDA excludes the gain (or loss) on extinguishment or modification of debt and net other income (expense) because these items are not related to the primary operations of the company.

22 Schedule to Reconcile to Non-GAAP Financial Metrics There are limitations to using non-GAAP financial measures, including the difficulty associated with comparing Additionally, this financial measure does not include significant items such as interest income, interest expense, income taxes, depreciation and amortization, non-cash impairment charges, non-cash stock compensation expense, the gain (or loss) on extinguishment or modification of debt and other income (expense). Adjusted EBITDA and Adjusted EBITDA plus Estimated Synergies should not be considered a substitute for other measures of financial performance reported in accordance with GAAP.

23 Schedule to Reconcile to Non-GAAP Financial Metrics Combined Total Revenue is defined as the combined total revenue from the Consolidated Statements of Operations as filed in each company’s Annual and Quarterly reports on Form 10-K and Form 10-Q, respectively, for the 12 month period ended March 31, 2014. Adjusted EBITDA is defined as net income (loss) from the Consolidated Statements of Operations, as filed in each company’s Annual and Quarterly reports on Form 10-K and Form 10-Q, respectively, for the 12 month period ended March 31, 2014 before income taxes, total other income (expense), non-cash impairment charges, depreciation and amortization and non-cash stock compensation expense. Adjusted EBITDA plus Estimated Synergies is defined as Adjusted EBITDA plus the estimated synergies resulting from the transaction. Total Debt, including Capital Leases is defined as the current and long-term portions of debt and obligations under capital leases as reported in the Consolidated Balance Sheets filed in each company’s Quarterly Report on Form 10-Q as of March 31, 2014. Cash, Cash Equivalents and Investments is defined as the total cash, cash equivalents and investments reported as a component of current assets in the Consolidated Balance Sheets as filed in each company’s Quarterly Report on Form 10-Q as of March 31, 2014. Debt to Adjusted EBITDA Ratio is defined as Total Debt, including Capital Leases divided by Adjusted EBITDA. The Combined Ratio includes the pro forma effects of additional borrowings as a result of the transaction. The Combined with Synergies Ratio is defined as Combined Total Debt, including Capital Leases divided by Adjusted EBITDA plus Estimated Synergies. Net Debt to Adjusted EBITDA Ratio is defined as Total Debt, including Capital Leases reduced by Cash, Cash Equivalents and Investments, divided by Adjusted EBITDA. The Combined Ratio includes the pro forma effects of additional borrowings as a result of the transaction, and the use of cash, cash equivalents and investments for estimated financing and transaction costs and the purchase of shares. The Combined with Synergies Ratio is defined as Combined Total Debt, including Capital Leases reduced by Cash, Cash Equivalents and Investments divided by Adjusted EBITDA plus Estimated Synergies.

24 Schedule to Reconcile to Non-GAAP Financial Metrics Combined Revenue Level 3 ($ millions) Communications Total Revenue 6,345 $ 1,591 $ 7,936 $ 12 Months Ended March 31, 2014 tw telecom Combined

25 Adjusted EBITDA Level 3 ($ millions) Communications Net income 81 $ 33 $ 114 $ Income tax expense 31 31 62 Total other expense 663 134 797 Depreciation and amortization 790 316 1,106 Non-cash stock compensation 124 39 163 Non-cash impairment 7 - 7 Adjusted EBITDA 1,696 553 2,249 Estimated Synergies 200 $ Adjusted EBITDA plus Estimated Synergies 2,449 $ 12 Months Ended March 31, 2014 tw telecom Combined Schedule to Reconcile to Non-GAAP Financial Metrics

26 Schedule to Reconcile to Non-GAAP Financial Metrics Debt to Adjusted EBITDA Ratios Level 3 Combined with ($ millions) Communications Synergies Total Debt, including capital leases 8,388 $ 1,942 $ 10,330 $ 10,330 $ Additional Borrowings - - 1,203 $ 1,203 $ Pro Forma Debt 8,388 $ 1,942 $ 11,533 $ 11,533 $ Cash, cash equivalents and investments 607 $ 355 $ 962 $ 962 $ Estimated financing and transaction costs - - (341) $ (341) $ Cash used to purchase shares (190) $ (190) $ Pro Forma cash, cash equivalents and investments 607 $ 355 $ 431 $ 431 $ Adjusted EBITDA 1,696 $ 553 $ 2,249 $ 2,449 $ Debt to Adjusted EBITDA Ratio 4.9 3.5 5.1 4.7 Net Debt to Adjusted EBITDA Ratio 4.6 2.9 4.9 4.5 12 Months Ended March 31, 2014 tw telecom Combined